Stolt-Nielsen Limited                                          [GRAPHIC OMITTED]


A subsidiary of           Aldwych House                  Tel:  +44 207 611 8960
Stolt-Nielsen S.A.        71-91 Aldwych                  Fax:  +44 207 611 8965
                          London WC2B 4HN                www.stolt-nielsen.com
                          United Kingdom


Feb.01.05
NEWS RELEASE
                                                    Contact: Richard M. Lemanski
                                                             U.S. 1 203 625 3604
                                                             rlemanski@stolt.com

                                                             Valerie Lyon
                                                             UK 44 20 7611 8904
                                                             vlyon@stolt.com


                         Stolt-Nielsen S.A. Pre-Releases
                      Expected Fourth Quarter 2004 Results

London, England - February 1, 2005 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Stock Exchange: SNI) today released certain unaudited financial information regarding its anticipated results for the fourth quarter and full year ended November 30, 2004. SNSA's full fourth quarter and year-end earnings results and conference call are scheduled for February 23, 2005. The Company released the unaudited financial information so that its senior note holders can consider the information in connection with the Company's recently announced offer to purchase its senior notes.

SNSA expects to report income before tax provision and minority interest for the fourth quarter of $48 million to $54 million. For the full year, SNSA expects to report income before tax provision and minority interest of $83 million to $89 million. Fourth quarter operating revenue is expected to be approximately $431 million and full year operating revenue is expected to be approximately $1,955 million. SNSA has not yet quantified its tax provision, particularly in regards to certain entities of Stolt Sea Farm. SNSA's fourth quarter and full year income expectations assume results for Stolt Offshore in line with Stolt Offshore's own public statements.

Niels G. Stolt-Nielsen, Chief Executive Officer of SNSA, said, "SNSA's operating results for the quarter reflected further improved results for Stolt-Nielsen Transportation Group (SNTG) and an improved quarter for Stolt Sea Farm (SSF)."

SNTG expects to report income from operations of approximately $56 million to $60 million in the fourth quarter of 2004, a marked improvement compared to the $46 million reported in the third quarter of this year. This fourth quarter improvement was driven primarily by the parcel tanker division and reflected an increase in the Stolt Tanker Joint Service Index from 1.20 in the third quarter to 1.25 in the fourth quarter.<f1> SNTG's regional parcel tanker fleets also had improved results. Contracts of

--------------------
<f1>  The Stolt Tanker Joint Service Sailed-in Time Charter Index is an indexed measurement of the sailed-in rate for the Joint Service and was set at 1.00 in the first quarter of 1990 based on the average sailed-in time charter result for the fleet at the time. The sailed-in rate is a measure frequently used by shipping companies which subtracts from the ships' operating revenue the variable costs associated with a voyage, which are primarily commissions, sublets, transshipments, port costs, and bunker fuel.

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


affreightment were renewed at significantly higher rates. The tank container division saw further improvements in margins as the business is benefiting from a strong market, but legal costs in connection with the previously announced Department of Justice investigation negatively impacted results. The results for the terminal division are expected to be slightly below the third quarter due to lower utilization in Houston and New Orleans.

SSF expects to report a loss from operations of approximately $1 million to $4 million compared to a loss of approximately $12 million in the third quarter of this year. The improvement is primarily due to higher salmon prices in the fourth quarter and that third quarter results were negatively impacted by inventory, hatchery closure, and reorganization provisions. The transaction with Nutreco to merge most of our aquaculture interests into Marine Harvest remains on track to be completed in the first half of 2005.

In the fourth quarter we further reduced our debt<f2> by approximately $125 million to approximately $1.1 billion as of November 30, 2004.

------------------
<f2> Includes short-term bank loans and long-term debt and capital lease obligations, including current maturities.


In January 2005, SNSA announced that it had sold its entire interest in Stolt Offshore. As a result of this transaction, SNSA expects to report a gain of approximately $360 million in the first quarter of 2005.



                      ************************************

This press release is neither an offer to purchase the notes nor a solicitation of an offer to sell the notes.
                      ************************************


Stolt-Nielsen S.A. will hold a presentation and conference call to discuss its full fourth quarter 2004 results on Wednesday, February 23, 2005 at 4:00pm CET (10:00am EST and 3:00pm GMT) at the Vika Atrium Conference Center, Munkedamsveien 45, in Oslo, Norway.


Participating in the presentation and call will be:
-    Mr. Niels G. Stolt-Nielsen - Chief Executive Officer, Stolt-Nielsen S.A.
-    Mr. Jan Chr. Engelhardtsen - Chief Financial Officer, Stolt-Nielsen S.A.
- Mr. Otto H. Fritzner - Chief Executive Officer, Stolt-Nielsen Transportation Group

Details regarding the telephone call in for the conference call will be distributed before February 23, 2005. A live audio webcast of the call and presentation will also be available on www.stolt-nielsen.com.

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly-owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia.

Forward-looking Statements
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like

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

"anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include statements regarding Stolt-Nielsen S.A.'s expected fourth quarter and full year results of operations and financial position. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in Stolt-Nielsen S.A.'s public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of Stolt-Nielsen S.A.'s indebtedness; Stolt-Nielsen S.A.'s ability to comply with its financing agreements; the general economic conditions and competition in the markets and businesses in which Stolt-Nielsen S.A. operates; the outcome of legal proceedings; the impact of negative publicity; environmental challenges and natural conditions facing Stolt-Nielsen S.A.'s aquaculture business; Stolt-Nielsen S.A.'s ability to consummate the announced Marine Harvest aquaculture joint venture with Nutreco N.V., an assessment of SSF tax provisions, the impact of laws and regulations; uncertainties inherent in operating internationally; Stolt-Nielsen S.A.'s relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond Stolt-Nielsen S.A.'s ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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